Filed by Markit Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: IHS Inc.

(Commission File No.: 001-32511)

The following is a transcript of a video conversation between the CEO of IHS and the CEO of Markit that was posted on Markit's intranet on June 2, 2016.

LANCE: You know, when you start these integrations in a lot of ways there is no turning back.  You need to do it very thoughtfully.

JERRE:  In my experience there are three things that are critical:  First one and most critical is culture.  Second one is move quick.  That is why we are trying to push this as hard as we can everybody to get this closed so we can get the mystery out of the way and then help great people do great things.  Third one and equally important is it really has to feel and be believed to be a merger of equals.

LANCE:  It’s really important that both companies will feel that they have equal participation in setting the future of the company.

JERRE:  Then fourth you’ve gotta be able to set very specific long term goals that are better than anything that the two of us can ever do separately.  So that’s the critical one.  Able to reach out to the forward, set goals that we’ve never set before and then work backwards to deliver those.

LANCE:  We talk pretty much every day.  Really it’s talking about all the people, how we wanna organise, how we’re going to work together.  How are teams are gonna come together, what does the future leadership team look like, how we’re talking about the revenue synergies and of course there are some cost synergies, so we have to talk about who is going to lead those initiatives.  How are we going to…how are we going to execute on that.  And, y’know, one thing that I can say is that ultimately you have to trust us to make really good decisions.  And follow through on them.  We’ve selected integration consultants… we’ve selected BCG.  So the reason we've used BCG is that they’ve done hundreds, maybe a thousand, of post-merger integrations.   We want to use the consultants to benchmark and choose the best companies in the world and say: that's what we want to look like that.  We don’t want to look any different than the best in the world.  They don’t make the decisions for us but they help us manage the process.

JERRE:  And that’s about a 22 week process.

LANCE:  The key milestones are approvals.  Y’know we haven’t got all the approvals yet.  But we’re we're we’re close.  But once we get through and we have shareholder votes and we can close...

JERRE: We know what we’ve gotta get done.  So It feels really good.

LANCE: Y’know, I think the investor feedback has been fantastic.   I think you’ve seen that in the share performance of both companies which suggest that people like the story.   As we go out and talk together and show our passion for what we’re trying to do…  I think the investor community has really, y’know, taken hold of the story and is starting to understand it.  But more importantly see the vision attached for not just putting two companies together and removing costs but putting two companies together and setting a vision that can allow for growth.

JERRE: Investors are, well, especially analysts are paid to figure out what’s wrong, so you gotta to get used to that…  In this case it’s been so interesting to me we’ve been able to roll that away really quick.  This is unique.  We’ve got great products.  We have an incredible customer base.  Between the two of us we probably touch 95% of the global 1000 largest customers.

LANCE: IHS Markit coming together.  There’ll be lots of things we do that we’ll question.  We’ll wonder if they are the right decision.  But together we’ll make them.  And if we make them with a positive energy we’ll be able to carry that through to our customers.  We’ll carry it throughout the company.  We’ll drive forward with a really positive, winning attitude.  Where we attack it with positive energy, we win, and I think together that’s gonna be the most important thing.

JERRE:  Very much agreed.  There is a lot of uncertainty today… we’ll get rid of that with you all as quick as we can.  But thinking the way Lance described, we are part of something that has never been done before.  You only get to do it probably once in a life time.  The other thing that we’re extremely focused on right now is we close our Q2 in less than 9, 10 days.  So we want to do our very best to deliver a great quarter because that’s when both shareholders are going to see when they’re voting.  When we get closed we gotta take a  deep breath and figure out what a great performance we’re going to have second half but 2017 is gonna be the year we’ll prove to the world that this turns out to be the best merger of equals ever.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Markit has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (Registration Statement No. 333-211252) that includes a joint proxy statement of IHS and Markit. IHS and Markit may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IHS or Markit may file with the SEC. INVESTORS AND SECURITY HOLDERS OF IHS and Markit ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IHS and Markit through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IHS or Markit at the following:

IHS 15 Inverness Way East Englewood, CO 80112 Attention: Investor Relations +1 303-397-2969	Markit 4th Floor, Ropemaker Place, 25 Ropemaker St., London England EC2 9LY Attention: Investor Relations: +44 20 7260 2000

Participants in the Solicitation

IHS, Markit, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IHS’s directors and executive officers, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in IHS’s Form 10-K for the year ended November 30, 2015 and its proxy statement filed on February 24, 2016, which are filed with the SEC. Information regarding the directors and executive officers of Markit, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Markit’s 20-F for the year ended December 31, 2015, and Markit’s proxy statement filed on Form 6-K on March 28, 2016, which are filed with the SEC. A more complete description is available in the registration statement on Form F-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder or stockholder (as applicable) approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, (ii) the ability of IHS and Markit to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against IHS, Markit or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm IHS’s and Markit’s business, including current plans and operations, (v) the ability of IHS or Markit to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, including any new or proposed U.S. Treasury rule changes, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IHS’s and/or Markit’s financial performance, (x) certain restrictions during the pendency of the merger that may impact IHS’s or Markit’s ability to pursue certain business opportunities or strategic transactions and (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus that is included in the registration statement on Form F-4 that has been filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IHS’s or Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Neither IHS nor Markit assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.